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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                      Integrated Alarm Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45890M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 General Counsel
                         Greywolf Capital Management LP
                        4 Manhattanville Road, Suite 201
                            Purchase, New York 10577
                                 (914) 249-7800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 20 Pages
                         Exhibit Index Found on Page 19

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Partners II LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                614,028
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           614,028
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            614,028
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 20 Pages

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Overseas Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                1,642,546
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           1,642,546
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,642,546
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 3 of 20 Pages

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf High Yield Master Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                186,891
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           186,891
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            186,891
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 20 Pages

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Advisors LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                614,028
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           614,028
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            614,028
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 20 Pages

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Management LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                2,443,465
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           2,443,465
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,443,465
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 20 Pages

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf GP LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                2,443,465
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           2,443,465
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,443,465
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 7 of 20 Pages

                                       13D
===================
CUSIP No. 45890M109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jonathan Savitz
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,443,465, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF and/or OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                2,443,465
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           2,443,465
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,443,465
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 8 of 20 Pages

Item 1.  Security And Issuer
------   -------------------

         This statement relates to shares of Common Stock, par value $0.001 per share, (the "Shares"), of Integrated Alarm Services Group, Inc. (the "Company"). The Company's principal offices are located at 99 Pine Street, 3rd Floor, Albany, NY 12207.

Item 2.  Identity And Background
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares held by it;

                  (ii) Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares held by it;

                  (iii)    Greywolf  High Yield Master  Fund,  a Cayman  Islands
                           exempted  company   ("Greywolf  High  Yield"),   with
                           respect to the Shares held by it;

                  (iv) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the Shares held by Greywolf Capital II;

                  (v) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield (the "Investment Manager"), with respect to the Shares held by Greywolf Capital II, Greywolf Overseas and Greywolf High Yield;

                  (vi) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"), with respect to the Shares held by Greywolf Capital II, Greywolf Overseas and Greywolf High Yield; and

                  (vii) Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield.

         (b) The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda and (iii) Greywolf High Yield is c/o Bank of Bermuda (Cayman) Limited, P.O. Box 513GT, Strathvale House, Grand Cayman, Cayman Islands.


                               Page 9 of 20 Pages

         (c) The principal business of each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         The net investment cost (including commissions) for the Shares held by each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield is set forth below:

            Entity                  Shares Held       Approximate Net
            ------                  -----------       ---------------
                                                      Investment Cost
                                                      ---------------
            Greywolf Capital II         614,028         $2,365,500.72
            Greywolf Overseas         1,642,546         $6,768,161.49
            Greywolf High Yield         186,891           $685,913.39

         The consideration for such acquisitions was obtained for each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Goldman Sachs & Co. and Citibank, N.A. Each such Reporting Person holds certain securities in its margin accounts and such accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the Shares is indeterminate.

Item 4.  Purpose Of The Transaction
------   --------------------------

         The purpose of the acquisition of the Shares is for investment, and the acquisitions reported herein by each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.



                              Page 10 of 20 Pages

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         Greywolf Capital II, Greywolf Overseas and Greywolf High Yield own in aggregate $37,925,000 principal amount of the Company's 12% Senior Secured Notes due 2011 (the "Notes"). On December 18, 2006, the Company and Protection One, Inc. entered into a Lock Up and Consent Agreement (the "Lock Up Agreement") with certain holders of the Notes, including but not limited to the Greywolf Capital II, Greywolf Overseas and Greywolf High Yield (such Noteholder signatories being the "Consenting Holders"). Pursuant to the Lock Up Agreement and subject to the consummation of the proposed acquisition by Protection One, Inc. of the Company (the "Merger") each Consenting Holder agreed to tender its Notes in exchange for new notes to be issued by Protection One Alarm Monitoring, Inc. (the "New Notes"), the terms and conditions of which are set forth in the term sheet attached to the Lock Up Agreement. In addition, pursuant to the terms of the Lock Up Agreement, each Consenting Holder agreed to consent to the removal of many of the restrictive covenants and events of default contained in the Company's Notes and waive any existing defaults under the Company's Notes. This summary of Lock Up Agreement is qualified in its entirety by the full terms and conditions of the agreement, including the related term sheet. For the full text of such documents, see Exhibit 10.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 21, 2006, which is incorporated herein by reference.

         Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and matters related to the Lock Up Agreement.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         (a)      Greywolf Capital II, Greywolf Overseas and Greywolf High Yield
                  --------------------------------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield is
                           incorporated herein by reference for each such entity. The






                              Page 11 of 20 Pages
                           percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 24,368,836 Shares outstanding as of December 20, 2006 as reported by the Company in Exhibit 2.1 to the Form 8-K filed with the Securities and Exchange Commission on December 21, 2006.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by Greywolf Capital II, Greywolf Overseas and Greywolf High Yield in the past 60 days are set forth on Schedules A - C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II, Greywolf Overseas and Greywolf High Yield reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         (b)      The General Partner, the Investment Manager and the Investment
                  --------------------------------------------------------------
                  Manager General Partner
                  -----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II, Greywolf Overseas and Greywolf High Yield reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.



                              Page 12 of 20 Pages

         (c)      Savitz
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II, Greywolf Overseas and Greywolf High Yield reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e)      Not applicable.

         The Shares reported hereby for Greywolf Capital II are owned directly by Greywolf Capital II, those reported by Greywolf Overseas are owned directly by Greywolf Overseas and those reported by Greywolf High Yield are owned directly by Greywolf High Yield. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   ------------------------------------------
Relationships With Respect To Securities Of The Issuer
------------------------------------------------------

         Except for the Lock Up Agreement described in Item 4 above and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------




                              Page 13 of 20 Pages

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Lock Up Agreement described in Item 4 above is filed as a Exhibit 10.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 21, 2006, and is incorporated herein by reference.







                              Page 14 of 20 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2006

                          /s/ Jonathan Savitz
                          ----------------------------------------
                          GREYWOLF ADVISORS LLC,
                          On its own behalf
                          And as the General Partner of
                          GREYWOLF CAPITAL PARTNERS II LP
                          By Jonathan Savitz,
                          Senior Managing Member


                          /s/ Jonathan Savitz
                          ----------------------------------------
                          GREYWOLF GP LLC
                          By Jonathan Savitz,
                          Managing Member


                          /s/ Jonathan Savitz
                          ----------------------------------------
                          GREYWOLF CAPITAL MANAGEMENT LP,
                          On its own behalf
                          And as investment manager to
                          GREYWOLF CAPITAL OVERSEAS FUND and
                          GREYWOLF HIGH YIELD MASTER FUND
                          By Jonathan Savitz,
                          Managing Member


                          /s/ Jonathan Savitz
                          -------------------------------------
                          Jonathan Savitz






                              Page 15 of 20 Pages

                                   SCHEDULE A
                                   ----------


                        GREYWOLF CAPITAL PARTNERS II, LP
                        --------------------------------


                               NO. OF SHARES            PRICE
             TRADE DATE         PURCHASED (P)        PER SHARE ($)
            ------------        -------------       ---------------

              12/21/06            113,573              3.32








                              Page 16 of 20 Pages

                                   SCHEDULE B
                                   ----------


                         GREYWOLF CAPITAL OVERSEAS FUND
                         ------------------------------


                               NO. OF SHARES            PRICE
             TRADE DATE         PURCHASED (P)        PER SHARE ($)
            ------------        -------------       ---------------

              12/21/06             292,045               3.32








                              Page 17 of 20 Pages

                                   SCHEDULE C
                                   ----------


                         GREYWOLF HIGH YIELD MASTER FUND
                         -------------------------------



                               NO. OF SHARES            PRICE
             TRADE DATE         PURCHASED (P)        PER SHARE ($)
            ------------        -------------       ---------------

             12/21/06              33,594                3.32












                              Page 18 of 20 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                                Joint Acquisition Statement Pursuant to
                                         Section 240.13d-1(k)









                              Page 19 of 20 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 22, 2006


                          /s/ Jonathan Savitz
                          ----------------------------------------
                          GREYWOLF ADVISORS LLC,
                          On its own behalf
                          And as the General Partner of
                          GREYWOLF CAPITAL PARTNERS II LP
                          By Jonathan Savitz,
                          Senior Managing Member


                          /s/ Jonathan Savitz
                          ----------------------------------------
                          GREYWOLF GP LLC
                          By Jonathan Savitz,
                          Managing Member


                          /s/ Jonathan Savitz
                          ----------------------------------------
                          GREYWOLF CAPITAL MANAGEMENT LP,
                          On its own behalf
                          And as investment manager to
                          GREYWOLF CAPITAL OVERSEAS FUND and
                          GREYWOLF HIGH YIELD MASTER FUND
                          By Jonathan Savitz,
                          Managing Member


                          /s/ Jonathan Savitz
                          -------------------------------------
                          Jonathan Savitz



                              Page 20 of 20 Pages